

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
John C. Regan
Senior Vice President - Chief Financial Officer
Quicksilver Resources Inc.
801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102

> **Re: Quicksilver Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 001-14837**

Dear Mr. Regan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 6

Delivery Commitments and Purchases of Natural Gas, NGLs and Oil, page 15

1.   We note you have significant delivery commitments attributable to the Horn River Asset for the period 2012 through 2016 and thereafter. According to the information on page 10 and elsewhere in your filing, there are only a limited number of proved wells in the Horn River Asset already drilled or planned for drilling in the period from 2012 through 2016. Tell us what steps you will take to ensure that available reserves and supplies are sufficient to meet such commitments attributable to the Horn River Asset as required under Item 1207(a)(3) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

2. We note your presentation of Organic reserve growth in the table on page 39. Due to the variable components of calculating a reserve replacement measure, please enhance your discussion in close proximity to this disclosure to address each of the following:

    • Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped).

    • Identify the reasons why proved reserves were added. In this regard, explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

    • Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to, regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

    • Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

    • Disclose how management uses this measure.

    • Disclose the limitations of this measure.

Financial Statements and Supplementary Data, page 64

Note 16. Fortune Creek, page 95

3. We note you formed Fortune Creek, a midstream partnership, with KKR in December 2011 and your statement that "If our subsidiary does not meet its obligations under the gathering agreement, KKR has the right to liquidate the partnership and consequently we have recorded the funds contributed by KKR as a liability in our consolidated financial statements." Please clarify for us the specific account for the offsetting entry when you recognized this liability. Please provide an analysis to support your accounting treatment. Refer to FASB ASC 460-10-25-4 and 55-23(c). In addition, please clarify how the accretion expense of $4,741 and $4,830 you reported in the first quarter ended March 31, 2012 and second quarter ended June 30, 2012 were determined.

Consolidated Quicksilver (Excluding BBEP Reserves), page 108

4.   We note your disclosure of the changes in proved reserves for the three years ended December 31, 2011. In footnote (3) you state that "extensions and discoveries for each period presented represent extensions to reserves attributable to additional drilling activity subsequent to discovery. U.S. extensions and discoveries for 2011 are 100% attributable to our Barnett Shale Asset (of which 11% were proved developed)."

        For 2011, please tell us the reason you attributed the changes in the Barnett Shale Asset proved developed to extensions and discoveries and not revisions in light of FASB ASC 932-235-50-5. Also tell us if any of the 2011 changes shown as extensions and discoveries attributable to the Barnet Shale were the result of changes in previously reported estimates of proved reserves resulting from new information obtained from development drilling.

Exhibit 99.1

5.   The reserve report does not clearly state the purpose for which the report was prepared. Please amend the report to comply with Item 1202(a)(8)(i) of Regulation S-K.

6.   We note from the discussion on page 57 of Form 10-K, of the 341 proved undeveloped locations assigned in the Barnett Shale Asset, 60 of those locations are more than one offset. The discussion goes on to state "the current SEC rule allows the recognition of PUD reserves to be booked beyond one offset location where reliable technology exists that establishes reasonable certainty of economic production at greater distances."

        Please tell us how you determined the locations in the Barnett that are more than one offset met the SEC definitions of undeveloped reserves in Regulation S-X Rule 4-10(a)(31) and how you considered the definition of reliable technology in Regulation S-X Rule 4-10(a)(25) in making that determination. Furthermore, we note the third party report contains no discussion of the use of reliable technology that would be required to support the economic producibility of these locations at greater distances. Please amend the report to include the relevant discussion as part of the requirements under Regulation S-K Item 1202(a)(8)(iv).

7.   We note the reserve report includes the weighted adjusted average prices for gas, oil and NGLs used in the evaluation and the relevant benchmark prices for gas and oil but does not include the relevant benchmark price for NGLs. Please amend the report to include the relevant benchmark price for NGLs as part of the disclosure of the primary economic assumptions required in Item 1202(a)(8)(v) of Regulation S-K.

Exhibit 99.2

8.   We note several references in the report to additional information that are not included in Exhibit 99.2:

- Footnote (2): "The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program." The referenced summary page in footnote (2) is not included in Exhibit 99.2.

- "Both gross and net gas reserves presented in this report are after shrinkage." While there is a reference to gross gas reserves, gross gas reserves are not presented in Exhibit 99.2.

- "This report includes: (1) summary economic projections of reserves and cash flow for each reserve category and (2) one-line summaries of basic economic data and reserves for each field area evaluated." The referenced summary economic projections and one-line summaries are not included in Exhibit 99.2.

    Please advise or amend the report to include the referenced information as attachments to Exhibit 99.2.

9.   We note the reserve report includes a weighted average price after adjustments over the life of the properties of $76.31 per barrel for NGL in contrast to the average realized NGL prices of $64.64 per barrel shown for Canada on page 42 of Form 10-K.

    Please reconcile the difference between the weighted average price for NGL in the report and the average realized NGL price as noted in Form 10-K. Additionally, please clarify the methodology used to calculate the weighted average prices as shown in the report and amend the report to include this clarification.

10.   You state a portion of the reserves contained in your report are for "behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates" therefore "these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production." Based the information on page 10 and elsewhere in Form 10-K for the Horn River Asset, we note 14 wells (4 producing and 10 shut-in at December 31, 2011) are assigned to recover the proved developed reserves of 76.3 Bcfe; whereas, two locations are assigned to recover the proved undeveloped reserves of 23 Bcfe. Accounting for the estimated cumulative production in the Horn River based on the data shown on page 41 of Form 10-K, the per well average recovery of the 14 existing wells appears to be significantly lower than the per well average for the two undeveloped locations. Please reconcile for us the apparent differences in the undeveloped per well estimates in comparison to those of the existing producing and shut-in wells and tell us why you

consider the undeveloped estimates to be reasonably certain in accordance with Regulation S-X Rule 4-10(a)(24).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director